82 - 3283



02049626

FORM 51-901F
ANNUAL REPORT

Incorporated as part of: SCHEDULE A

ISSUER DETAILS:

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
#620 - 650 West Georgia Street
Vancouver, B.C.
V6B 2N9

Telephone: (604) 687-7544
Fax: (604) 687-4670

Contact Person:	Gary Schellenberg
Contact's Position:	Director
Contact Telephone Number:	(604) 687-7544
Email Address:	gschel@netrover.com
Website:	www.secureview.net
For Quarter Ended:	March 31, 2002
Date of Report:	August 8, 2002

PROCESSED
SEP 0 6 2002
THOMSON
FINANCIAL

CERTIFICATE:

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name:	Gary Schellenberg
Date Signed:	August 8, 2002

Director Full Name:	Bruce Lock
Date Signed:	August 8, 2002

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2002
and
MARCH 31, 2001

D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

AUDITORS' REPORT

To the Shareholders of Secureview Systems Inc. *(formerly International Comstock Exploration Ltd.)*

We have audited the consolidated balance sheets of Secureview Systems Inc. *(formerly International Comstock Exploration Ltd.)* as at March 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three year period ended March 31, 2002, in accordance with generally accepted accounting principles in Canada and the United States of America. As required by the Company Act (British Columbia) we report that, in our opinion, these principles have been applied on a consistent basis.

[signature]

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
August 8, 2002

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING CONFLICT

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant uncertainties and contingencies such as those referred to in note 1 to these financial statements. Although we conducted our audits in accordances with both Canadian and U.S. generally accepted auditing standards, our report to the shareholders dated August 8, 2002 is expressed in accordance with Canadian reporting standards which do not require a reference to such matters when the uncertainties are adequately disclosed in the financial statements.

[signature]

CHARTERED ACCOUNTANTS

Vancouver, BC
August 8, 2002

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
Consolidated Balance Sheets
As at March 31,
(Stated in Canadian Dollars)

	2002 $	2001 $
ASSETS		
Current		
Cash	19,199	9,530
Accounts receivable	19,390	2,666
Prepaid expenses	-	1,338
	38,589	13,534
Capital assets	2,506	3,985
Goodwill (note 10)	1	-
Mineral property (note 3)	1	1
	41,097	17,520
LIABILITIES		
Current		
Accounts payable and accrued liabilities	158,665	13,141
Loan payable (note 8)	125,000	-
Due to related parties (note 4)	81,805	29,277
	365,470	42,418
SHAREHOLDERS' DEFICIENCY		
Share capital (note 5)	4,892,377	4,235,474
Deficit	(5,216,750)	(4,260,372)
	(324,373)	(24,898)
	41,097	17,520

Continuing operations (note 1)

Approved by the Board of Directors:

_____
Gary Schellenberg

_____
Bruce Lock

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
Consolidated Statements of Operations and Deficit
For the Years Ended March 31,
(Stated in Canadian Dollars)

	2002 $	2001 $	2000 $
Expenses			
Accounting, legal and audit	58,810	40,788	82,505
Amortization	1,479	1,607	-
Bank charges and interest	15,570	833	1,869
Consulting fees	41,024	29,400	36,524
Exploration expenditures	-	-	350
Interest and foreign exchange	(13,273)	(5,113)	(5,458)
Investor relations	7,515	19,525	31,541
Management fees	30,000	30,000	30,000
Office and administration	35,611	41,801	56,832
Rent	21,000	30,250	-
Travel and accommodation	-	811	2,942
Trust and filing fees	9,092	9,489	15,776
Write-down of goodwill	201,695	-	-
Write-off of loan receivable (note 9)	182,375	-	-
Write-off of capital assets	9,973	-	-
Write-off of deferred development costs (note 7)	355,507	-	-
Write-off of mineral property costs	-	469,467	-
Net loss from continuing operations	(956,378)	(668,858)	(252,881)
Net loss from discontinued operations (note 11)	-	(181,306)	(106,740)
Net loss for the year	(956,378)	(850,164)	(359,621)
Deficit - beginning of year	(4,260,372)	(3,410,208)	(3,050,587)
Deficit - end of year	(5,216,750)	(4,260,372)	(3,410,208)
Loss per share (note 6)	$ (0.16)	$ (0.57)	$ (0.32)
Loss per share from continuing operations	$ (0.16)	$ (0.45)	$ (0.23)
Loss per share from discontinued operations	$ -	$ (0.12)	$ (0.10)

See notes to the consolidated financial statements

SECUREVIEW SYSTEMS INC.
(formerly International Comstock Exploration Ltd.)
Consolidated Statements of Cash Flows
For the Years Ended March 31,
(Stated in Canadian Dollars)

	2002 $	2001 $	2000 $
Operating Activities			
Net loss from continuing operations	(956,378)	(668,858)	(252,881)
Adjustments for items not involving cash:			
Amortization	1,479	1,607	..
Write-off of loan receivable	182,375	-	..
Write-off of mineral property	-	469,467	..
Write-off of deferred costs/assets	365,480	-	..
Write-down of goodwill	201,695	-	..
Shares issued for interest	700	-	..
	(204,649)	(197,784)	(252,881)
Changes in non-cash working capital components from the previous year and from current business combination:			
Accounts receivable	(12,335)	8,611	(8,212)
Prepaid expenses	1,338	4,961	(6,299)
Accounts payable and accrued liabilities	331,832	(6,919)	(4,713)
Due to/from related parties	(106,472)	26,923	(8,063)
Net loans payable	(68,000)	-	-
	(58,286)	(164,208)	(280,168)
Investing Activities			
Mineral property expenditures	-	-	(1,000)
Capital asset acquisition	-	(2,362)	(3,230)
Cash of Lute acquired at acquisition	128	-	..
Loan advances, net of repayments	(182,375)	-	..
	(182,247)	(2,362)	(4,230)
Financing Activities			
Advance of loan payable	140,300	-	..
Common shares issued, net of issue costs	109,902	-	747,185
Repayment on promissory note	-	-	(6,405)
	250,202	-	740,780
Cash used in discontinued operations (note 11)	-	(134,816)	(153,230)
Net cash provided (used) during the year	9,669	(301,386)	303,152
Cash - Beginning of year	9,530	310,916	7,764
Cash - End of year	19,199	9,530	310,916

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

During the year ended March 31, 2002, 2,675,000 common shares were issued to acquire the net assets of Lute Linux.com, 2,000,000 shares were issued to a company related by a common director for the assigned right to acquire LuteLinux.com, and an aggregate of 6,850,000 shares were issued at $0.04 per share to settle $274,000 in debts, comprised of $53,000 in related party debt, a $16,000 loan repayment (inclusive of interest of $700)and $205,000 in convertible debt. Refer also to note 10.

During the year ended March 31, 2000, 838,676 common shares were issued at $0.19 per share to settle debts owing from the Company.

See notes to the consolidated financial statements

1.   **NATURE OF OPERATIONS**

The Company is currently investigating the acquisition of a pilot project to install wind turbines. The Company also has an interest in a software development, training and consulting company, Lute Linux.com ("Lute"), which is currently inactive. In the prior year, the Company's business was the operation of an internet sports contest web site, Prosportspool.com, and prior to that the Company's business focus had been the acquisition and exploration of resource properties. The Company has not yet determined whether the sole resource property in which it retains an interest contains mineral reserves that are economically recoverable.

Refer to notes 10 and 14.

The Company's subsidiary, Lute Linux.com ("Lute"), which the Company acquired on October 24, 2001, was developing the "Fedcam", an inexpensive remote monitoring system that operates through the internet and secure website. This project is currently not being funded by the Company.

These financial statements have been prepared assuming the Company will continue on a going-concern basis. The Company has incurred losses since inception and currently has a working capital deficiency of $326,881 (2001 - $28,884) and a capital deficiency of $324,373 (2001 - $24,898). The ability of the Company to continue as a going-concern depends upon its ability to develop profitable operations and to continue to raise adequate financing.

There can be no assurance that the Company will be able to continue to raise funds in which case the Company may be unable to meet its obligations. Should the Company be unable to realize on its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the balance sheets.

2.   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP), which differ from U.S. GAAP as described in note 13.

Resource Properties and Deferred Costs

The cost of mineral properties and their related direct exploration costs are deferred until the properties are to be placed into production, sold or abandoned. These deferred costs are to be amortized on the unit-of-production basis over the estimated useful life of the properties following the commencement of production or written-off if the properties are sold, allowed to lapse, or abandoned.

Cost includes any cash consideration and advance royalties paid, and the fair market value of shares issued, if any, on the acquisition of mineral properties. Properties acquired under option agreements, whereby payments are made at the sole discretion of the Company, are recorded in the accounts when the payments are made. The recorded cost of mineral claims and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values.

The Company reviews capitalized costs on its resource properties on a periodic basis and will recognize an impairment in value based upon current exploration or production results, if any, and upon management's assessment of the future probability of profitable revenues from the property or from sale of the property. Management's assessment of the property's estimated current fair market value is also based upon a review of similar property transactions that have occurred in the same geographic area as that of the property under review.

Administrative costs are expensed as incurred.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Impairment of Assets

The Company evaluates the carrying costs of its long-lived assets at each reporting date for fair value based upon market comparatives and management's best estimate of the ability of the asset to generate future profits. Any impairment will result in the asset being written-down to management's determination of its net realizable value.

Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of any contingent assets and liabilities as at the date of the financial statements, as well as the reported amounts of revenues earned and expenses incurred during the period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and accrued liabilities approximate their aggregate fair value due to the short term nature of virtually all of their component balances.

Share Capital and Deferred Share Issue Costs

Common shares issued for non-monetary consideration are recorded at their fair market value based upon the trading price of the Company's shares on the TSX Venture Exchange on the date of the agreement to issue the shares.

Costs incurred to issue shares are deferred until the shares are issued at which time these costs are charged to share capital.

Stock-based Compensation Plan

The Company grants stock options in accordance with the policies of the TSX Venture Exchange, which restricts the exercise of stock options to their market price at the time of grant, accordingly, the company has not recognized any compensation expense. Consideration paid to the Company on the exercise of stock options is credited to share capital.

Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries.

Revenue Recognition

The Company was to recognize revenue earned in its internet gaming business as the cash for the revenues was received.

Goodwill

Goodwill is recorded at cost, less any write-down for impairment.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

Income Taxes

The Company accounts for and measures future tax assets and liabilities in accordance with the liability method under which future tax assets and liabilities are recognized for their future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be settled. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized. The Company has taken a valuation allowance for the full amount of all potential tax assets.

The Company's accounting policy for future income taxes has no effect on the financial statements of any of the fiscal years presented.

3. **MINERAL PROPERTIES**

The Company's mineral property is located in Kamloops, British Columbia.

Property	2002 $	2001 $	2000 $
CANADA			
Harper Creek			
Acquisition	1	1	55,670
Exploration	-	-	413,798
	1	1	469,468

Harper Creek Property
Kamloops Mining Division
British Columbia

The Company has a 100% interest in a mineral claim group consisting of 112 mineral claims. The claim group is subject to a 2.5% Net Smelter royalty (NSR). Should the project advance to the feasibility study stage, the original vendor of the property has the option of earning back a 50% interest and becoming operator of the project in consideration for payment to the Company of $100,000 and an amount which is double the exploration costs that the Company has paid to that date within the following two year period. The Company may purchase two-fifths of the NSR by the payment of $500,000 for each one-fifth acquired. The Company has wrote-down the property to a nominal amount during 2001.

4. **RELATED PARTY TRANSACTIONS**

The amounts due to or from related parties are unsecured, non-interest bearing and have no fixed terms for repayment.

During the current fiscal year, directors of the Company received $65,755 (2001 - $92,623; 2000 - $68,234) for consulting, administrative and management services and at March 31, 2002 were owed an aggregate of $81,805 (2001 - $29,277; 2000 - $2,354) for these services.

5. SHARE CAPITAL

Authorized share capital consists of 100,000,000 common shares without par value.

	Price per share $	Number of shares	Total $
Issued at March 31, 1999		3,029,415	3,178,941
Shares for debt	*0.19	838,676	159,348
Private placement	0.36	1,000,000	(1) 309,755
Stock options	0.17	304,000	51,680
	0.24	220,000	52,800
	0.27	165,000	44,550
	0.34	300,000	102,000
Warrants exercised	0.20	50,000	10,000
	0.24	735,000	176,400
Special warrants exercised	0.19	789,474	150,000
		4,402,150	1,056,533
Issued at March 31, 2000 and 2001		7,431,565	4,235,474
Share consolidation on a 5 for 1 basis	-	(5,945,252)	-
Stock options	0.50	79,600	39,800
	0.096	417,729	40,102
Private placement	0.20	150,000	30,000
Shares for acquisition of Lute	-	2,675,000	1
Shares issued for assignment of agreement to acquire Lute	0.1365	2,000,000	273,000
Shares for debt	0.04	400,000	16,000
Convertible debenture	0.04	6,450,000	258,000
		6,227,077	656,903
Issued at March 31, 2002		13,658,642	4,892,377

*based upon the value of shares as quoted on the TSX Venture Exchange on the date of the transaction

(1) net of share issue costs of $50,245

Summary of warrants and stock options outstanding at March 31, 2001:

Type of Issue	Number Outstanding	Exercise Price $	Expiry Date
Options	417,729	0.095	39102
Warrants	150,000	0.175	August 2, 2002

6. LOSS PER SHARE

As required under Canadian GAAP, loss per share was calculated using the weighted average number of common shares outstanding during the year and does not include allotted shares or common stock equivalents. Loss per share under the U.S. GAAP, which would include allotted shares and common stock equivalents, has not been presented since the inclusion of these items would be anti-dilutive to the loss per share calculation.

7. **DEFERRED DEVELOPMENT COSTS**

The Company had deferred development costs of $355,507 prior to March 31, 2002, which were representative of costs that had been incurred by Lute before its acquisition by the Company. Those costs were incurred to develop a version of the Linux operating system, training manuals and courses and a certificates program. Management of the Company had believed that the project and its market was clearly defined, technically feasible, and that the Company would be able to obtain adequate resources to complete the project. At March 31, 2002 the Company has written-off these costs as it was unable to continue to fund the business.

8. **LOAN PAYABLE**

During the quarter ended December 31, 2001, the Company borrowed $140,300 under promissory notes bearing interest at effective rates of 12% and 12.68% per annum, of which $15,300 was repaid prior to March 31, 2002 by the Company issuing 400,000 common shares.

9. **LOAN RECEIVABLE**

The Company had advanced to On-Track Computer Ltd. ("On-Track") $207,416, which was originally for the purchase of up to 5% of the outstanding shares of On-Track. The Company subsequently decided not to acquire On-Track. On March 14, 2002, the Company and On-Track agreed to apply $150,000 of this amount in exchange for all of the Web Cam development costs incurred by On-Track to May 31, 2001, with the balance repayable as a loan at $2,500 per month until May 31, 2003. On-Track also will receive 75% of the royalties paid on any profits derived from the Web Cam to May 31, 2003.

The Company wrote off the loan receivable when it ceased funding Lute and the Web Cam business subsequent to the statement date.

10. **BUSINESS COMBINATION**

The Company issued 2,000,000 common shares to Argent Resources Ltd. for the assignment of an agreement to acquire Lute, and also issued 2,675,000 common shares to acquire all of the issued share purchase warrants and outstanding common shares of Lute.

The earnings of Lute after October 24, 2001, the date of its acquisition by the Company, have been included in the Company's operations.

The combination has been recorded as a purchase of Lute by the Company for aggregate consideration of $273,001, allocated as follows:

Net assets of Lute acquired [1]	$
Cash	128
Accounts receivable	4,389
Loans receivable	37,000
Capital assets	9,973
Deferred development costs	355,507
Accounts payable	(18,692)
Loans payable	(105,000)
Due to related parties	(212,000)
Net assets	71,305

Goodwill calculation

Share capital issued for acquisition	1
Share capital issued for assignment fee - Argent Resources Ltd.	273,000
Less: net assets acquired	(71,305)
Goodwill	201,696

[1] *On October 24, 2001, the date of acquisition*

The Company ceased funding Lute subsequent to the year end and as a consequence the goodwill was written down to a nominal amount.

11. DISCONTINUED OPERATIONS

On January 14, 2001, the Company ceased operation of its Internet sports contests business Prosportspool.com. The business was not profitable and the Company has abandoned it. This segment of the Company's operating results for all years presented is reflected as discontinued operations.

The results of discontinued operations are as follows:

Statements of Operations

	2002 $	2001 $	2000 $
Expenses:			
Advertising	-	62,871	59,742
Prosportspool	-	71,945	46,998
Loss before other item	-	(134,816)	(106,740)
Write-off of acquisition costs	-	(46,490)	-
Net loss from discontinued operations	-	(181,306)	(106,740)

Balance Sheets

Net assets of discontinued operations are summarized as follows:

	2002	2001	2000
Internet sports contest acquisition cost	-	-	46,490

Statements of Cash Flows

Net cash was utilized in discontinued operations as follows:

	2002	2001	2000
Operating activities	-	(134,816)	(106,740)
Investing activities	-	-	(46,490)
Net cash used during year	-	(134,816)	(153,230)

12. INCOME TAXES

At March 31, 2002, the Company has non-capital losses of approximately $2.0 million expiring prior to 2009, and other tax loss pools aggregating $1.8 million that are available to reduce taxable income in future years. The potential benefit resulting from the future application of these amounts have not been reflected in the financial statements as it cannot be considered likely that they will be utilized.

13. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

Under Canadian GAAP applicable to junior mining exploration companies, mineral exploration expenditures are deferred on prospective properties until such time as it is determined that further exploration is not warranted, at which time the property costs are written-off. Under U.S. GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of economic commercial production. The following (a) to (e) provides a summary of the impact on these financial statements that would result from the application of U.S. accounting principles to deferred property costs.

13. **DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)** *(continued)*

	March 31		
	2002 $	2001 $	2000 $
a) Assets			
Deferred property costs following Canadian GAAP	1	1	469,468
Less: Deferred property costs	(1)	(1)	(469,468)
Deferred property costs following U.S. GAAP	-	-	-
b) Operations			
Net loss following Canadian GAAP	(956,378)	(850,164)	(359,621)
Deferred property costs expensed under U.S. GAAP	-	-	(1,000)
Deferred property costs written-off under Canadian GAAP	-	469,467	-
Net loss under U.S. GAAP	(956,378)	(380,697)	(360,621)
c) Deficit			
Closing deficit under Canadian GAAP	(5,216,750)	(4,260,372)	(3,410,208)
Adjustment to deficit for deferred property costs written-off under U.S. GAAP	(1)	(1)	(469,468)
Closing deficit under U.S. GAAP	(5,216,751)	(4,260,373)	(3,879,676)
d) Cash Flows - Operating Activities			
Cash from (applied to) operations under Canadian GAAP	58,286	(164,208)	(280,168)
Add net loss following Canadian GAAP	956,378	850,164	359,621
Less net loss following U.S. GAAP	(956,378)	(380,697)	(360,621)
Less non-cash deferred property expenditures expensed under U.S. GAAP	-	(469,467)	-
Cash applied to operations under U.S. GAAP	58,286	(164,208)	(281,168)

13. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

	March 31		
	2002 $	2001 $	2000 $
e) Cash Flows - Investing Activities			
Cash investing activities under Canadian GAAP	(182,247)	(2,362)	(4,230)
Adjustment for net deferred property costs expensed under U.S. GAAP	-	-	1,000
Net cash investing activities under U.S. GAAP	(182,247)	(2,362)	(3,230)

f) Stockholders' Equity

i) Common Stock

Under U.S. GAAP, compensation expense must be considered for all stock options granted, requiring the Company to utilize either the intrinsic value-based or the fair value based methods of accounting for stock-based compensation. Under Canadian GAAP, no such cost is recognized.

The Company, if required to report under U.S. GAAP, would elect to apply Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees ("APB 25") to account for all stock options granted. However, Statement of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") requires additional disclosure to reflect the results of the Company had it elected to follow SFAS 123. SFAS 123 requires a fair value-based method of accounting for stock options using an option pricing model. For purposes of this current disclosure, the Company has utilized the Black-Scholes model, which was developed for use in estimating the fair value of traded options and requires the input of and is highly sensitive to subjective assumptions including the expected volatility of the stock price. Stock options granted by the Company have characteristics significantly different from those of traded options. In the opinion of management, the Black-Scholes model does not provide a reliable single measure of the fair value of stock options granted by the Company. Under APB 25, compensation cost must only be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price.

In accordance with the mandatory SFAS 123 disclosure standard, the following table discloses the pro-forma effect of accounting for stock-based compensation under SFAS 123 on net loss and net loss per share under U.S. GAAP:

	Years Ended March 31,		
	2002 $	2001 $	2000 $
Net loss under U.S. GAAP as otherwise determined - per note 13(b)	(956,378)	(380,697)	(360,621)
Pro-forma effect of following SFAS 123	(18,392)	(274,678)	(638,242)
Pro-forma net loss following SFAS 123	(974,770)	(655,375)	(998,863)
Weighted-average number of shares under U.S. GAAP - per note 13(g)	5,796,175	1,473,978	1,097,046
Pro-forma loss per share following SFAS 123	$ (0.17)	$ (0.44)	$ (0.91)

13. DIFFERENCE BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP) *(continued)*

f) Stockholders' Equity *(continued)*

ii) In accordance with SFAS 123, the following is a summary of the changes in the Company's stock options for 2002, 2001, and 2000 fiscal years:

	2002		2001		2000	
	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $	Number of Shares	Weighted Average Exercise Price $
Fixed Options						
Balance at beginning of year	988,000	0.16	488000	0.32	304,000	0.23
Granted	427,729	0.10	500000	0.13	1,173,000	0.29
Repriced	-	-	578,000	0.10	-	-
Exercised	(398,000)	0.10	-	-	(989,000)	0.25
Cancelled	(590,000)	0.20	-578000	0.21	-	-
Outstanding and exercisable at end of year	427,729	0.10	988,000	0.16	488,000	0.32

g) Loss Per Share

Under Canadian GAAP, shares held in escrow are included in the calculation of loss per share. Under U.S. GAAP, shares held in escrow are excluded from the weighted-average number of shares outstanding until such shares are released for trading.

Additionally, Statement of Financial Accounting Standards No. 128: Earnings per Share ("SFAS 128") replaces the presentation of primary earning per share ("EPS") with a presentation of both basic and diluted EPS for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common stock and is computed similarly to fully-diluted EPS pursuant to previous accounting pronouncements. SFAS 128 applies equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	March 31,		
	2002 $	2001 $	2000 $
Numerator: Net loss for the year under U.S. GAAP	(956,378)	(380,697)	(360,621)
Denominator: Weighted-average number of shares under Canadian GAAP	5,808,510	1,486,313	1,109,381
Adjustment required under U.S. GAAP (escrow	(12,335)	(12,335)	(12,335)
Weighted-average number of shares under U.S.	5,796,175	1,473,978	1,097,046
Basic and diluted loss per share under U.S. GAAP	-0.17	-0.26	-0.33

14. **SUBSEQUENT EVENTS**

In addition to events mentioned elsewhere in these notes, the following occurred during the period subsequent to March 31, 2002:

- The Company has entered into a letter of intent with Estwind Energy ("Estwind"), a private power company incorporated in Estonia, to acquire all issued and outstanding shares of that company in exchange for 2,731,728 common shares of the Company, being equal to 20% of the currently issued and outstanding common shares of Secureview. Estwind is in negotiations with the Estonian Utility Company to install a pilot project in Estonia consisting of a total of six wind turbines. Three of the wind turbines are expected to be located in Saamemaa, with the remaining turbines expected to be located in Tostamaa. The Estonian Utility Company has agreed with Estwind to purchase all of the electricity - up to 3 MW (megawatts) of power (1 MW = 1,000,000 Watts) - that these wind turbines will produce and up to 300 MW produced by additional installations of Estwind's wind turbines after Estwind's pilot project has been completed.

  The Company has also agreed to pay a bonus of up to 3 million shares to the principals of Estwind for additional licenses to be granted by the government of Estonia in addition to the licenses for the initial 3 MW pilot project. A condition of the Letter of Intent is that Secureview will have to raise up to US$1.2 million for capitalization of the pilot project.

  The Company is considering, subject to shareholder approval, changing its name to reflect the business of wind power energy.

- The Company issued 882,000 common shares in payment for services provided at US$0.06 per share, of which 257,000 common shares are for previous services rendered.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. *Analysis of expenses:* Refer to Schedule "A" - Consolidated Statement of Operations and Deficit and Schedule "C".

2. *Related party transactions:* Refer to note 4 in Schedule "A".

3. *For the current fiscal year to date:*

   a) Summary of securities issued during the period: Refer to note 5 in Schedule "A".

   b) Summary of options granted during the period:

   The Company granted options to purchase 427,729 common shares at $0.095 (US $0.06) per share until January 21, 2007.

4. *Summary of securities as at the end of the reporting period:*

   a) Authorized share capital: 100,000,000 common shares without par value
   b) Issued and outstanding: 13,658,642 common shares

   c) Summary of stock options, warrants and convertible securities outstanding:

Type of Issue	Number Outstanding	Exercise Price $	Expiry Date
Options	417,729	0.095	January 21, 2007
Warrants	150,000	0.175	August 2, 2002

   d) Number of common shares in escrow: 12,335
      Shares subject to pooling: NIL

5.   Directors and officers: Garry Schellenberg - Director and President
                               Paul Chung - Director
                               Bruce Lock - Director
                               Russell Rossi - Director
                               Eileen Browne - Secretary
                               Heather Schellenberg - CFO

SCHEDULE C: MANAGEMENT DISCUSSION & ANALYSIS

A) Description of Business

From its inception in 1985 until 1999 the issuer traded on the former Canadian Venture Exchange (CDNX) under the name National Comstock Exploration Inc. and International Comstock Exploration Inc. and had been engaged in the business of exploration of natural-resources properties. Through the purchase of Lute Linux.com, the Company began to focus its business on the Lute "Fedcam," an inexpensive remote monitoring system that allows subscribers to view their target locations via a secure website. The Fedcam is currently being tested by the Canadian Federal Government's construction branch on its Osoyoos border-crossing site. The Company is also in the process of exploring international opportunities in inexpensive, clean electricity production.

B) Discussion of Operations

The fiscal year ending March 31, 2002, saw the Company re-orient its business focus, undergoing a name change from International Comstock Exploration Inc. to Secureview Systems Inc, as it aggressively continued to pursue opportunities that would reap benefits to its shareholders.

On April 4, 2001, the Company announced its intent to delist from the Canadian Venture Exchange (the "*CDNX*") on May 7, 2001. The Company's common shares would continue to be traded on the NASD Over-the-Counter Bulletin Board market (the "*OTCBB*") under the symbol ICKEF. The Company had been advised by U.S. counsel that upon delisting, the outstanding share purchase warrants (the "*Warrants*") of the Company would not be tradable on the OTCBB. In addition, the current Warrant holders would not be able to transfer the Warrants to any U.S. person as the Warrants were not registered in the U.S. under the *Securities Act of 1933* and there would not be a securities exemption available to allow the issuance of the share underlying the Warrant. All Warrant holders who exercised their Warrants prior to delisting received non-restricted common shares of the Company that were tradable on the OTCBB. All Warrant holders who exercised their Warrants subsequent to delisting received restricted common shares with the appropriate legend and hold period in accordance with the U.S. securities laws.

ON June 28 the company announced that it has been assigned the rights to purchase all of the outstanding shares of Lute Linux.com Corp. ("Lute") by Argent Resources Ltd. ("Argent"). A letter of Intent ("LOI") dated June 28, 2001, between Comstock, Argent, Lute, On-Track Computer Training Ltd. ("On-Track") and related company On-Track Computer International Ltd. ("On-Track (UK)") set out the terms of this assignment. On-Track and On-Track (UK) were part of this transaction by virtue of Lute's option to enter into a share exchange agreement with them. Lute Linux.com is a software-development, training, and consulting company that has focused its Linux product line on materials that have immediate marketability, developing a full suite of Linux manuals and products that provide communications solutions to Linux users.

The LOI called for the assignment to Comstock of the Share Crystallization Agreement entered into between Lute and Argent in exchange for: (1) Argent receiving 3,600,000 shares of Comstock; (2) Argent receiving $50,000 CDN from Comstock to cover legal expenses; and (3) and the assumption by Argent of an outstanding debt owed by Lute to Quest Ventures Inc. in the amount of $200,000 plus accrued interest whereby Argent agrees to settle this debt through the issuance of common shares of Argent, subject to CDNX approval (the "*Assignment*"). Upon execution of the Assignment by Argent, Comstock, On-Track, On-Track (UK) and Lute had agreed to enter into separate Share Exchange/Crystallization Agreements. These Share Exchange/Crystallization Agreements would have resulted in Comstock receiving all of the issued and outstanding shares of On-Track and On-Track (UK) and all of the issued and outstanding special warrants of Lute in exchange for common shares of Comstock.

ON October 24 of the fiscal year the Company announced that it had signed a Share Crystallization Agreement ("Agreement") with Lute Linux.com Corp. ("Lute"), pursuant to the rights to do so as assigned to Comstock by Argent Resources Ltd. ("Argent") on June 28, 2001. The agreement was completed under amended terms, which includde the exchange of Lute share purchase warrants for Secureview shares at a deemed value of $0.10 US per share, as to Russ Rossi (100,000 shares), RRGS Creative Management Corp. (2,400,000 shares) and Quest Ventures Ltd. (175,000 shares). These shares were issued on a post rollback basis, as Secureview was in the process of completing a 5 for 1 rollback of its outstanding shares, resulting in a total of 1,715,913 shares outstanding prior to issuance of the shares pursuant to the Agreement with Lute. In conjunction with the rollback Secureview increased its authorized share capital to 100,000,000 shares. At this time the Company announced that, due to market conditions, it would not be proceeding with similar share purchase agreements with On-Track Computer Training Ltd. ("On-Track") and related company On-Track Computer International Ltd. ("On-Track (UK)") as originally contemplated.

ON September 10, the company held its Annual General Meeting. Shareholders agreed to consolidate all of the Company's common shares issued and outstanding on a basis of up to five-to-one. All of Comstock's directors were reelected.

On October 2 the Company announced that it had changed its name to Secureview Systems Inc. ON October 24, 2001, the Company announced that it had a new trading symbol, "SCVWF," and had been assigned a new CUSIP number: 81372D101. It also announced that the 5-for-1 rollback of its outstanding shares had been completed, resulting in a total of 1,715,913 shares outstanding.

Secureview at this time was focusing its business development on its "Fedcam," an inexpensive remote monitoring system that allows subscribers to view their target locations via a secure website. Using motion-JPEG image format, the Fedcam provides continuous, long- and short-term high-quality motion and still images, regardless of the bandwidth restrictions on the network. To complement existing analog cameras, the Fedcam can simultaneously plug into an analog surveillance system, thus providing a highly reliable and energy- and cost-efficient way to organize and catalog events and observations. The Fedcam is currently being tested by the Canadian Federal Government's construction branch on its Osoyoos border-crossing site.

ON March 17, 2002, the Board of Directors of Secureview has granted additional incentive stock options under Secureview's Stock Option Plan 2002 to certain directors and employees of Secureview to purchase up to 755,000, bringing the total granted to 1,182,729 out of a possible 1,300,000 common shares under Secureview's Stock Option Plan 2002 from the treasury of Secureview at an exercise price of $0.06 USD per common share exercisable until January 21, 2007.

C)   **Discussion of Financial Operations**

1.   Since Incorporation, the issuer has not received any revenues from operations and as a consequence reports an annual deficit. For the year ended March 31, 2002, the Issuer has posted a net loss of $956,378; for the year ended March 31, 2001, the loss was $850,164.

The Company now has 13,658,642 shares issued and outstanding.

2.   **Transactions with Related Parties**

During the current fiscal year, directors of the Company received $65,755 (2001 - $92,623; 2000 - $68,234) for consulting, administrative and management services and at March 31, 2002 were owed an aggregate of $81,805 (2001 - $29,277; 2000 - $2,354) for these services.

3.   **Investor Relations**

The Company has continued to update its website to reflect recent events and business directions, changing its URL from internationalcomstock.com to Secureview.net during this fiscal year.

4.   **Legal Proceedings**

The Issuer has no legal proceedings in process or pending.

5.   Transactions Requiring Regulatory Approval

Nil.

6.   Subsequent Events

ON June 25 management announced that it had entered into a letter of intent with Estwind Energy, a private power company incorporated in Estonia, to acquire all issued and outstanding shares of Estwind Energy in exchange for 2,731,728 common shares of Secureview, this being equal to 20% of the currently issued and outstanding common shares of Secureview. Estwind Energy has been in productive negotiations with Eesti Energia, the Estonian Utility Company, to install a pilot project in Estonia consisting of a total of six wind turbines (V39 500 kilowatt Vestas). Three of the wind turbines are expected to be located in Saamemaa, with the remaining turbines expected to be located in Tostamaa, both in reliably constant high-wind areas (8.53 m/sec). Eesti Energia is in discussions with Estwind Energy to purchase all of the electricity – up to 3 MW (megawatts) of power (1 MW = 1,000,000 Watts) – that these wind turbines will produce, up to 300 MW produced by additional installations of Estwind Energy's wind turbines after Estwind Energy's pilot project has been completed.

In addition to the common shares of Secureview to be issued for the purchase of all of the issued and outstanding shares of Estwind Energy, the parties have agreed in the Letter of Intent that Secureview shall pay a bonus of up to a maximum of 3 million shares to the principals of Estwind Energy for any future licenses granted by the government of Estonia, and in particular licenses granted by the government agency responsible for power generation to Estwind Energy over and above licenses granted for the initial 3MW pilot project, should these latter be given to Estwind by the government. A condition of the Letter of Intent is that Secureview will have to raise up to US$1.2 million for capitalization of the pilot project.

The Company is contemplating changing its name, subject to shareholder approval, to reflect its change in focus to wind power energy.

SECUREVIEW SYSTEMS INC.

#620 - 650 West Georgia Street
Vancouver, B.C. V6B 4N9
Telephone: (604) 687-7544   Facsimile: (604) 687-4670
Toll Free: 800-667-4470
Email: info@secureview.net
Website: http://www.secureview.net
Trading Symbol: OTCBB:SCVWF
CUSIP number: 81372D101

June 25, 2002

SECUREVIEW SYSTEMS INC. HAS ENTERED INTO A LETTER OF INTENT TO ACQUIRE A POWER COMPANY WITH GOVERNMENT CONTRACTS IN ESTONIA

Secureview Systems Inc. {OTCBB:SCVWF} ("Secureview") management is pleased to announce that it has entered into a letter of intent (the "Letter of Intent") with Estwind Energy, a private power company incorporated in Estonia, to acquire all issued and outstanding shares of Estwind Energy in exchange for 2,731,728 common shares of Secureview, this being equal to 20% of the currently issued and outstanding common shares of Secureview. Estwind Energy has been given a license from the Estonian Utility Company to install a pilot project in Estonia consisting of a total of six wind turbines (V39 500 kilowatt Vestas). Three of the wind turbines are expected to be located in Saamemaa, with the remaining turbines expected to be located in Tostamaa, both in reliably constant high-wind areas (8.53 m/sec). Estonian Utility Company has agreed with Estwind Energy to purchase all of the electricity – up to 3 MW (megawatts) of power (1 MW = 1,000,000 Watts) – that these wind turbines will produce. In addition, Estonian Utility Company has signed a Memorandum of Understanding to purchase up to 300 MW produced by additional installations of Estwind Energy's wind turbines after Estwind Energy's pilot project has been completed.

Estwind Energy is one of the first power companies to take advantage of business opportunities in Estonia arising from that country's swift and radical decentralization of energy utilities and its professed need to lower emissions levels as a means of entering the European Union. Estwind Energy's management expects to follow its pilot project with other installation projects in that region of Europe as well as in Northern Canada, where wind-turbine power can provide customers and utility companies with electricity at rates which are anticipated to be advantageous.

Estonia must bring its environmental regulations into compliance with the European Union standards by the year 2005. Wind turbine-generated electricity is an inexpensive and clean alternative, as well as a proven technology providing significant amounts of power in Northern Europe and the United States.

The Saaremaa and Tostamaa sites are ideally situated with respect to electricity distribution systems. In addition to being right on the shore of Estonia's Parnu Island, they are located

within half a kilometre of 35 KW power lines which would connect them to the nation's entire power system. Estwind Energy intends to commence its pilot project utilizing six refurbished Vestas brought in from Germany and assembled on site at an estimated cost of US$174,000 per turbine. After installation, expenses associated with operating wind turbines are anticipated to be very low, under US$3,000 annually.

In addition to the common shares of Secureview to be issued for the purchase of all of the issued and outstanding shares of Estwind Energy, the parties have agreed in the Letter of Intent that Secureview shall pay a bonus of up to a maximum of 3 million shares to the principals of Estwind Energy for additional licenses granted by the government of Estonia, and in particular licenses granted by the government agency responsible for power generation to Estwind Energy. A condition of the Letter of Intent is that Secureview will have to raise up to US$1.2 million for capitalization of the pilot project.

The Company is contemplating changing its name, subject to shareholder approval, to reflect its change in focus to wind power energy.

ON BEHALF OF THE BOARD,

SECUREVIEW SYSTEMS INC.

"Gary Schellenberg"

Gary Schellenberg
President